January 6, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 132 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 133 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to Rule 485 (a)(2). No fees are required in connection with this filing.

The Amendment is being filed to register Initial and Service Class shares of three new series to the Registrant designated as Transamerica BlackRock Smart Beta 50 VP, Transamerica BlackRock Smart Beta 75 VP, and Transamerica BlackRock Equity Smart Beta 100 VP.

Please direct any comments or questions concerning this filing to the undersigned at (617) 662-1013.

Very truly yours,

/s/ Kimberly McGinn
Kimberly McGinn
Assistant Vice President and Associate Counsel
State Street Bank and Trust Company